EDWARD B. STEAD Executive Vice President and General Counsel

June 21, 2005

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Ms. Christina Chalk

Re:	Blockbuster Inc.

Request to Withdraw Registration Statement on Form S-4

(File Number 333-122485)

Ladies and Gentlemen:

In accordance with Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Blockbuster Inc. (the “Registrant”) hereby respectfully withdraws the above-referenced registration statement on Form S-4 (the “Registration Statement”), with such withdrawal to be effective as of the date hereof, on grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.

On February 2, 2005, the Registrant commenced an offer to exchange each outstanding share of common stock of Hollywood Entertainment Corporation for $14.50 in value, consisting of $11.50 in cash and shares of the Registrant’s class A common stock having a value of $3.00 (the “Offer”).

On March 25, 2005, the Registrant announced the expiration of the Offer. Because the Offer expired in accordance with its terms and the Registrant did not accept for payment and did not pay for any tendered shares, the registration and sale of the Registrant’s common stock as contemplated by the Registration Statement is no longer required. The Registrant confirms that no shares of its common stock have been or will be issued or sold pursuant to the Registration Statement.

The Registrant requests that all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for future use.

Please provide a copy of the order granting withdrawal of the Registration Statement to Marilyn R. Post, Vice President and Secretary of the Registrant, by facsimile at (214) 854-3271. If you have any questions with respect to this letter, please call Ms. Post at (214) 854-4059.

Securities and Exchange Commission

June 21, 2005

Sincerely,

BLOCKBUSTER INC.

By:	/s/ Edward B. Stead
Edward B. Stead Executive Vice President and General Counsel